November 8, 2021TSX: SAM

Starcore Announces New Drilling Begins

on New Gold Target at El Creston in Opodepe, Sonora State, Mexico.

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) is pleased to announce the start of DDH exploration on its MEZTLI 4 and TEOCUITLA claims located in Opodepe, Sonora, Mexico (see Fig.1). This first stage explores five different veins that were discovered after more than eight months of geological works with more than 2000 samples taken (see Fig. 2), and assays and metallurgical tests done (Fig. 3), the results of which formed the direction of the current exploration program (see Fig. 4).

As reported in its news release of August 17, 2021, the Opodepe project represents a three-dimensional prospect for Starcore with possibilities as a moly deposit, or as a property with gold showings, and thirdly as a project with the potential for copper porphyry at depth. These concessions of 11,364 hectares (the MEZTLI 4 claims) have never been explored for precious metals. With the acquisition of 3,087 hectares northwest of the MEZTLI 4 claims (the TEOCUITLA concessions), Starcore now has a total of 14,451 hectares to explore, with five veins identified thus far for the initial stage of drilling.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone: (604) 602-4935 Fax: (604) 602-4936   e-mail: investor@starcore.com   website: www.starcore.com

Fig. 1 OPODEPE PROJECT LOCATION

OPODEPE PROJECT
N
Karla Sistem
Mina San Ricardo
Nom
Midas
Mana System
El Guerigo
500 m
LEGEND
Claims Starcore
Claims Others
Geological structures
Program DDH
Au Eq g/t
< 0.2
0.2 – 0.5
0.5 – 0.8
0.8-1.5
1.5-2.5
2.5-5
5 – 10
10 – 25
25 – 200
>200

Fig. 2 MAP SHOWING THE 5 VEINS TO BE EXPLORED FIRST STAGE

# Targets	Target	Claim	Recognized surface length (mt)	Economic length (mt) Surface	Economic width (mt) Surface	Au g/t	Ag g/t
1	Mana System	Meztli 4	2100	300	1.07	0.52	250
2	Karla System NW		1815	280	0.53	3.52	13
3	Nom		520	200	0.55	4.19	43
4	El Guerigo		1800	110	0.98	0.11	162
5	San Gerónimo		196	100	0.40	0.40	120
6	Midas Vein	New claims acquired	580	190	0.73	0.20	160
7	La Aurora - La Espinada Vein		old Dumps			0.21	241
8	La Última		Old mining non visited
9	El Oro	Other claim	500	70	0.53	10.30	5

Fig. 3 TABLE OF ASSAYS LAB RESULTS

DDH SCHEDULE 2021
Target	Company	Claim	Holes	Category	Meters
Mana System	Contractor	Meztli 4	8	Greenfield	620
Nom		Meztli 4	7	Greenfield	630
El Guerigo		Meztli 4	7	Greenfield	450
Karlas		Meztli 4	3	Greenfield	500
Midas		Teocuitla	2	Greenfield	300
Total			27		2500

Fig. 4 DDH FIRST STAGE PROGRAM

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101 and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

Signed “Robert Eadie”

Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT: EVAN EADIE

Investor Relations

Telephone: (604) 602-4935 x 203

Toll Free:   1-866-602-4935

Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.

.